Robert E. Lee									EXHIBIT 99


Table I -- Non-Derivative Securities

The Reporting Person also indirectly holds 15,721 shares in the Company's 401(k) plan, 82,661 shares in the Company's Salary and Bonus Deferral Plan and 12,610 shares in the Company's
Supplemental Savings & Investment Plan (SSIP).


Table II -- Derivative Securities (previously reported)

The Reporting Person was granted an option on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase
61,000 shares of the Issuer's Common Stock at $16.87 per share.

The Reporting Person was granted an option on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 90,000 shares of the Issuer's Common Stock at $12.24 per share.

The Reporting Person was granted an option on March 31, 2003 under the Issuer's Omnibus Incentive Compensation Plan to purchase 28,000 shares of the Issuer's Common Stock at $11.68 per share.